July 20, 2016

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

Washington, D.C. 20549

Attn: Larry Spirgel

Kathleen Krebs

Courtley Lindsay

Re: Akoustis Technologies, Inc.

Registration Statement on Form S-1 (File No. 333-212508)

Request for Acceleration

Ladies and Gentlemen:

Akoustis Technologies, Inc., a Nevada corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended, and declare the Registration Statement effective at 5:00 p.m., Eastern Daylight Time, on Friday, July 22, 2016, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

  Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AKOUSTIS TECHNOLOGIES, INC.

By: /s/ Jeffrey B. Shealy

Name:  Jeffrey B. Shealy

Title:  Chief Executive Officer